May 24, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

Mail Stop 4720

Washington, D.C. 20549

Attn: Irene	Paik and Suzanne Hayes

Re:	Orexigen Therapeutics, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 16, 2016
File No. 001-33415

Ladies and Gentlemen:

On behalf of Orexigen Therapeutics, Inc. (the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 24, 2016, with respect to the Company’s Preliminary Proxy Statement on Schedule 14A, filed on May 16, 2016 (the “Preliminary Proxy Statement”). The Company is concurrently submitting a revised version of the Preliminary Proxy Statement (the “Revised Preliminary Proxy Statement”), including changes in response to the Staff’s comments.

Set forth below is the Company’s response to the Staff’s comment. The text of the Staff’s comment has been included in italicized type in this letter for your convenience.

Proposal 5. Approval of an Amendment to the Company’s Amended and Restated Certificate of Incorporation to Increase Authorized Shares, page 42

1.	We note your disclosure that the notes and warrants you issued in March 2016 may not be converted into shares of your common stock until you obtain the requisite approval from your stockholders to amend your Amended and Restated Certificate of Incorporation to increase the number of authorized but unissued shares of common stock. However, it is unclear from your disclosure whether the conversion of your outstanding notes and warrants is the only intended use for the additional authorized shares of common stock. Please expand your disclosure to state, if true, that other than to permit the conversion of all outstanding notes and warrants, you currently have no plans or arrangements to issue the additional authorized shares of common stock. Please also provide similar disclosure under Proposal 4 with respect to the additional authorized shares of common stock that would result in the event of a reverse stock split

In response to the Staff’s comment, the Company has revised Proposal 4 and Proposal 5 in the Revised Preliminary Proxy Statement to that other than to permit the conversion of all outstanding notes, the exercise of all outstanding warrants and future issuances under the Company’s equity compensation plans, the Company currently has no plans or arrangements to issue the additional authorized shares of common stock.

May 24, 2016

Page Two

The Company further acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please contact the undersigned via email at tlynch@orexigen.com or by telephone at 1-858-875-4915.

Sincerely,

/s/ Thomas P. Lynch

Thomas P Lynch,

EVP, General Counsel & Secretary, Orexigen Therapeutics, Inc.

cc:	David Peinsipp, Cooley LLP